UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Michael Weiner

ACOF Management, L.P.

1999 Avenue of the Stars, Suite 1900

Los Angeles, California  90067

(310) 201-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 182,280,641

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 182,280,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,280,641

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 182,280,641

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 182,280,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,280,641

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 24.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 182,280,641

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 182,280,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,280,641

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,071

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,071

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,071

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,071

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,071

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,071

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,112,027

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,112,027

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,112,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares II Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,112,027

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,112,027

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,112,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,112,027

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,112,027

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,112,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Parent Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,112,027

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,112,027

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,112,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 289,575,739

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 289,575,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,575,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 289,575,739

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 289,575,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,575,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 289,575,739

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 289,575,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,575,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 9 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of ACOF Management, L.P. (“ACOF Management”), a Delaware limited partnership, filed with the Securities and Exchange Commission on May 1, 2003 and amended or supplemented by Amendment No. 1 filed on August 5, 2003,  Amendment No. 2 filed on August 29, 2003, Amendment No. 3 filed on April 22, 2004, Amendment No. 4 filed on April 19, 2004, Amendment No. 5 filed on July 14, 2004, Amendment No. 6 filed on November 1, 2004, Amendment No. 7 filed on December 29, 2004 and Amendment 8 filed on February 2, 2006.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and 2003 Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a Delaware  corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 3 is hereby supplemented to add the following:
Item 3.	Source and Amount of Funds or Other Consideration

On January 4, 2006 Ares Corporate Opportunities Fund, L.P. (“ACOF”) converted 48,325 shares of Preferred Stock into 156,403,519 shares of Common Stock.  The Preferred Stock was converted into Common Stock in accordance with its terms.

On January 4, 2006 Ares Leveraged Investment Fund II, L.P. converted 4,333 shares of Preferred Stock into 14,023,723 shares of Common Stock.  The Preferred Stock was converted into Common Stock in accordance with its terms.

Item 4 is hereby supplemented as follows:
Item 4.	Purpose of Transaction

(a), (b), (d) and (e).  On January 4, 2006 ACOF converted 48,325 shares of Preferred Stock into 156,403,519 shares of Common Stock.  The Preferred Stock was converted into Common Stock in accordance with its terms.  ACOF consummated the conversion for investment purposes.

On January 4, 2006 Ares Leveraged Investment Fund II, L.P. converted 4,333 shares of Preferred Stock into 14,023,723 shares of Common Stock.  The Preferred Stock was converted into Common Stock in accordance with its terms.  Ares Leveraged Investment Fund II, L.P. consummated the conversion for investment purposes.

Item 5 is hereby amended as follows:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  ACOF is the direct beneficial owner of 182,280,641 shares of Common Stock.  The total number of shares of Common Stock beneficially owned by ACOF is equal to approximately 24.6% of the outstanding Common Stock of the Issuer.  The Common Stock beneficially owned by ACOF equals approximately 24.6% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) ACOF, (ii) ACOF Management, as the general partner of ACOF, (iii) ACOF Operating Manager, L.P. (“ACOF Operating”), as the general partner of ACOF Management and the manager of ACOF, (iv) Ares Management, Inc., as the general partner of ACOF Operating, (v) Ares Management, LLC (“Ares LLC”), as the direct or indirect beneficial owner of all of the partnership interests of ACOF Operating and (vi) Ares Partners Management Company, LLC (“Ares Partners Management”), as the direct or indirect beneficial owner all of the outstanding membership interests of Ares LLC, may be deemed to have the shared power to vote and dispose of the shares of Common Stock and Preferred Stock owned by ACOF.  The working capital of ACOF was the source of the funds for the purchases.  No part of the purchase price paid by ACOF was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock and Preferred Stock held by ACOF.

Ares Leveraged Investment Fund, L.P. (“Ares I”) is the direct beneficial owner of (i) 66,667,179 shares of Common Stock and (ii) a warrant to purchase 15,515,892 shares of Common Stock, which warrant became exercisable as of April 30, 2004.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 10.8% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares I, (ii) Ares Management, L.P. (“Ares Management”), as manager of Ares I, (iii) Ares Operating Member, LLC, as general partner of Ares Management, (iv) Ares LLC, and (v) Ares Partners Management may be deemed to have the shared power to vote and dispose of shares of Common Stock owned by Ares I.

Ares Leveraged Investment Fund II, L.P. (“Ares II”) is the direct beneficial owner of 25,112,027 shares of Common Stock.  The total number of shares of Common Stock beneficially owned by Ares II is equal to approximately 3.4% of the outstanding Common Stock of the Issuer.  The Common Stock beneficially owned by Ares II equals approximately 3.4% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares II, (ii) Ares II Management, L.P. (“Ares II Management”), as manager of Ares II, (iii) Ares Operating Member II, LLC (“Ares II Operating”), as general partner of Ares II Management, (iv) Ares Parent Operating Member II, LLC, as sole member of Ares II Operating, (v) Ares LLC, and (vi) Ares Partners Management Company, LLC, may be deemed to have the shared power to vote and dispose of shares of Common Stock and Preferred Stock owned by Ares II.

The filing of this statement shall not be construed as an admission that any entity is the beneficial owner of any securities covered by this Amendment.

Item 6 is hereby supplemented to add the following:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7 is hereby amended to add the following:
Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 8th day of January, 2007.

ACOF MANAGEMENT, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ACOF OPERATING MANAGER, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES LEVERAGED INVESTMENT FUND, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES MANAGEMENT, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES OPERATING MEMBER, LLC

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES LEVERAGED INVESTMENT FUND II, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES MANAGEMENT II, L.P.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES OPERATING MEMBER II, LLC

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES PARENT OPERATING MEMBER II, LLC

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES MANAGEMENT, INC.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES MANAGEMENT, LLC

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Authorized Signator